UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

CULLINAN ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

230031106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Globeways Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,101,153(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,101,153(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,101,153(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (i) 1,136,525 shares of Common Stock held directly by Globeways Holdings Ltd., (ii) 639,295 shares of Common Stock held by F2 Bioscience I 2017 Ltd. and (iii) 325,333 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2 Bioscience I 2017 Ltd. and F2 MG Ltd.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Bioscience I 2017 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
639,295(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
639,295(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
639,295(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by F2 Bioscience I 2017 Ltd. Globeways Holdings Ltd. is the appointed manager of F2 Bioscience I 2017 Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Bioscience I 2017 Ltd.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 MG Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
325,333(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
325,333(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,333(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of F2 MG Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MG Ltd.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Globeways Holdings II Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,013,334(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,013,334(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,013,334(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

 (1) Includes (i) 622,175 shares of Common Stock held by F2-TPO Investments, LLC, (ii) 71,599 shares of Common Stock held by F2 Bio TD, LLC, (iii) 214,798 shares of Common Stock held by F2 MC, LLC, and (iv) 104,762 shares of Common Stock held by F2 GC, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2-TPO Investments, LLC, F2 Bio TD, LLC, F2 MC, LLC and F2 GC, LLC.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2-TPO Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
622,175(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
622,175 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
622,175 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 (1) The reported securities are owned directly by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of F2-TPO Investments, LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2-TPO Investments, LLC.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Bio TD, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
71,599(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
71,599(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,599(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities are owned directly by F2 Bio TD, LLC. Globeways Holdings Ltd. is the appointed manager of F2 Bio TD, LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Bio TD, LLC.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 MC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
214,798(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
214,798(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,798(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 (1) The reported securities are owned directly by F2 MC, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 MC, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MC, LLC.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 GC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
104,762(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
104,762(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,762(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 (1) The reported securities are owned directly by F2 GC, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 GC, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 GC, LLC.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Vision Management Sarl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,912,345(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,912,345(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,912,345(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 (1) Includes 2,912,345 shares of Common Stock held by F2 Vision SCS. F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Vision SCS.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Vision SCS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,912,345(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,912,345(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,912,345(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by F2 Vision SCS. F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Vision SCS.

(2) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Morana Jovan-Embiricos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
252,881(1)

	6	SHARED VOTING POWER
6,026,832(2)(3)(4)

	7	SOLE DISPOSITIVE POWER
252,881(1)

	8	SHARED DISPOSITIVE POWER
6,026,832(2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,279,713(1)(2)(3)(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.3%(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (i) 112,507 shares of Common Stock directly held by Dr. Morana Jovan-Embiricos and (ii) 140,374 shares of Common Stock subject to fully vested and exercisable stock options held by Dr. Morana Jovan-Embiricos.

(2) Includes (i) 1,136,525 shares of Common Stock held directly by Globeways Holdings Ltd., (ii) 639,295 shares of Common Stock held by F2 Bioscience I 2017 Ltd. and (iii) 325,333 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2 Bioscience I 2017 Ltd. and F2 MG Ltd. Dr. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings Ltd.

(3) Includes (i) 622,175 shares of Common Stock held by F2-TPO Investments, LLC, (ii) 71,599 shares of Common Stock held by F2 Bio TD, LLC, (iii) 214,798 shares of Common Stock held by F2 MC, LLC, and (iv) 104,762 shares of Common Stock held by F2 GC, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2-TPO Investments, LLC, F2 Bio TD, LLC, F2 MC, LLC and F2 GC, LLC. Dr. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings II Ltd.

(4) Includes 2,912,345 shares of Common Stock held by F2 Vision SCS. F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Vision SCS. Dr. Morana Jovan-Embiricos is the founding director F2 Vision Management Sarl and has the sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Vision Management Sarl.

(5) Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 1.

(a)	Name of Issuer

Cullinan Oncology, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Main Street, Suite 520 Cambridge, MA 02142

Item 2.

(a)	Names of Persons Filing

Globeways Holdings Ltd.

F2 Bioscience I 2017 Ltd.

F2 MG Ltd.

Globeways Holdings II Ltd.

F2-TPO Investments, LLC

F2 Bio TD, LLC

F2 MC, LLC

F2 GC, LLC

F2 Vision Management Sarl

F2 Vision SCS

Morana Jovan-Embiricos

(b)	Address of Principal Business office or, if None, Residence

Globeways Holdings Ltd.

c/o LJ Management (Suisse) SA

8, Rue Saint-Leger

Geneva V8 CH-1205

Switzerland

F2 Bioscience I 2017 Ltd.

c/o LJ Management (Suisse) SA

8, Rue Saint-Leger

Geneva V8 CH-1205

Switzerland

F2 MG Ltd.

c/o GISEV (Suisse) SA

Contrada di Sassello 2

6900 Lugano

Switzerland

Globeways Holdings II Ltd.

c/o Singer, McKeon Inc.

8 West 38th Street, Suite 1001

New York, NY 10018

F2-TPO Investments, LLC

c/o Singer, McKeon Inc.

8 West 38th Street, Suite 1001

New York, NY 10018

F2 Bio TD, LLC

c/o Singer, McKeon Inc.

8 West 38th Street, Suite 1001

New York, NY 10018

F2 MC, LLC

c/o Singer, McKeon Inc.

8 West 38th Street, Suite 1001

New York, NY 10018

F2 GC, LLC

c/o Singer, McKeon Inc.

8 West 38th Street, Suite 1001

New York, NY 10018

F2 Vision Management Sarl

c/o Atalux

74 Grand-Rue

Luxembourg V8 L-1660

F2 Vision SCS

c/o Atalux

74 Grand-Rue

Luxembourg V8 L-1660

Morana Jovan-Embiricos

c/o LJ Management (Suisse) SA

8, Rue Saint-Leger

Geneva V8 CH-1205

Switzerland

(c)	Citizenship

Globeways Holdings Ltd.	British Virgin Islands

F2 Bioscience I 2017 Ltd.	British Virgin Islands

F2 MG Ltd.	British Virgin Islands

Globeways Holdings II Ltd.	British Virgin Islands

F2-TPO Investments, LLC	Delaware

F2 Bio TD, LLC	Delaware

F2 MC, LLC	Delaware

F2 GC, LLC	Delaware

F2 Vision Management Sarl	Luxembourg

F2 Vision SCS	Luxembourg

Morana Jovan-Embiricos	United Kingdom

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

230031106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and   (b) Amount beneficially owned:

(i)	F2 Bioscience I 2017 Ltd. directly owns 639,295 shares of Common Stock, which represents approximately 1.5% of the outstanding shares of Common Stock.

(ii)	F2 MG Ltd. directly owns 325,333 shares of Common Stock, which represents approximately 0.7% of the outstanding shares of Common Stock.

(iii)	F2-TPO Investments, LLC directly owns 622,175 shares of Common Stock, which represents approximately 1.4% of the outstanding shares of Common Stock.

(iv)	F2 Bio TD, LLC directly owns 71,599 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock.

(v)	F2 MC, LLC directly owns 214,798 shares of Common Stock, which represents approximately 0.5% of the outstanding shares of Common Stock.

(vi)	F2 GC, LLC directly owns 104,762 shares of Common Stock, which represents approximately 0.2% of the outstanding shares of Common Stock.

(vii)	F2 Vision SCS directly owns 2,912,354 shares of Common Stock, which represents approximately 6.7% of the outstanding shares of Common Stock.

(viii)	Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares of Common Stock held by F2 Bioscience I 2017 Ltd. and F2 MG Ltd. In addition, Globeways Holdings Ltd. directly owns 1,136,525 shares of Common Stock. Thus, Globeways Holdings Ltd. may be deemed to beneficially own 2,101,153 shares of Common Stock, which represents approximately 4.8% of the outstanding shares of Common Stock.

(ix)	Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares of Common Stock held by F2-TPO Investments, LLC, F2 Bio TD, LLC, F2 MC, LLC and F2 GC, LLC. Thus, Globeways Holdings II Ltd. may be deemed to beneficially own 1,013,334 shares of Common Stock, which represents approximately 2.3% of the outstanding shares of Common Stock.

(x)	F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares of Common Stock held by F2 Vision SCS. Thus, F2 Vision Management Sarl may be deemed to beneficially own 2,912,345 shares of Common Stock, which represents approximately 6.7% of the outstanding shares of Common Stock.

(xi)	Dr. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd., Globeways Holdings II Ltd. and F2 Vision Management Sarl, and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings Ltd., Globeways Holdings II Ltd. and F2 Vision Management Sarl. In addition, Dr. Jovan-Embiricos directly holds 112,507 shares of Common Stock and 140,374 shares of Common Stock issuable upon the exercise of vested stock options. Thus, Dr. Jovan-Embiricos may be deemed to beneficially own 6,279,713 shares of Common Stock, which represents approximately 14.3% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
F2 Bioscience I 2017 Ltd.	0	639,295	0	639,295
F2 MG Ltd.	0	325,333	0	325,333
F2-TPO Investments, LLC	0	622,175	0	622,175
F2 Bio TD, LLC	0	71,599	0	71,599
F2 MC, LLC	0	214,798	0	214,798
F2 GC, LLC	0	104,762	0	104,762
F2 Vision SCS	0	2,912,345	0	2,912,345
Globeways Holdings Ltd.	0	2,101,153	0	2,101,153
Globeways Holdings II Ltd.	0	1,013,334	0	1,013,334
F2 Vision Management Sarl	0	2,912,345	0	2,912,345
Morana Jovan-Embiricos	252,881	6,026,832	252,881	6,026,832

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentage based on 43,684,540 shares of Common Stock outstanding as of November 2, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

GLOBEWAYS HOLDINGS LTD.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 BIOSCIENCE I 2017 LTD.

By:	/s/ Rachel Hingham and Ivan Belford
Names: Rachel Hingham and Ivan Belford
Titles: Directors

F2 MG LTD.

By:	/s/ Achille Gregory Severgnini
Names: Achille Gregory Severgnini
Titles: Director

GLOBEWAYS HOLDINGS II LTD.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2-TPO INVESTMENTS LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 BIO TD, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 MC, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 GC, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 VISION MANAGEMENT SARL

By:	/s/ Alain Renard and Christian Francois
Names: Alain Renard and Christian Francois
Titles: Directors

F2 VISION SCS

By:	/s/ Alain Renard and Christian Francois
Names: Alain Renard and Christian Francois
Titles: Directors

/s/ Morana Jovan-Embiricos
Morana Jovan-Embiricos